

August 7, 2013

Richard J. Johnson
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222

> **Re: The PNC Financial Services Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 001-09718**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Balance Sheet Review, page 42

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, page 95

1.   We note that in the third quarter of 2012 you expanded your use of internally observed data. Please revise future filings to more specifically discuss what this refers to and

discuss whether you moved from the use of third party loss history data to your own loss history data, or something else and provide us with your proposed disclosures.

Item 8. Financial Statements and Supplementary Data

Note 3 Loan Sale and Servicing Activities and Variable Interest Entities, page 139

2.   Please revise your future filings to disclose delinquency and credit loss information related to your serviced loans. Given your discussion on page 80 that Fannie Mae and Freddie Mac have expanded their efforts to reduce their exposure to losses on purchased loans, primarily on the 2006-2008 vintages, please provide this information by vintage, if possible, and provide us with your proposed disclosures. Refer to ASC 860-20-50-4(e).

Table 95: Fair Value Measurements – Recurring Quantitative Information, page 180

3.   We note your disclosure in footnote (e) to this table that you have netted certain assets and liabilities because they are insignificant, both individually and in the aggregate. However, from your tabular disclosure on page 177 it appears that certain of these items, such as "other contracts" are larger than some instruments that are separately disclosed. Please revise your future filings to disaggregate these amounts, or if you continue to believe that disaggregated disclosure is not necessary, please provide additional information as to how you concluded that these instruments should be presented net and the related disclosure of the models and assumptions used to value them was not meaningful. Please provide us with your proposed disclosures.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation programs – summary, page 39

4.   Please explain how the Personnel and Compensation Committee apportions the total compensation target between base salary and total incentive compensation targets.

Compensation programs – decisions, page 41

5.   We note your disclosure on page 39 that the total compensation targets "generally fall near the median compensation for peers…" Please clarify how you establish and approve the total compensation targets for your named executive officers.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, page 56

6.   Your disclosure in Table 37 on page 49 indicates that the increase in nonperforming loans in the home equity and residential real estate was due to the alignment with regulatory guidance. However, for periods prior to March 31, 2013, we note that the nonperforming assets in these portfolios have increased and were at their highest levels since 2010, as shown in your tabular disclosure on page 240 of your December 31, 2012 Form 10-K. You also discussed this trend in your earnings call on July 17, 2013, where you stated that the levels of home equity nonperforming loans have steadily increased for the past 5 quarters.   In light of these trends, please expand your discussion to explain why the consumer loan provision and the allocated allowance for these portfolios has decreased during the same periods and provide us with your proposed disclosures.

Financial Statements

Notes to Consolidated Financial Statements, page 78

Note 5 Asset Quality, page 89

Table 73: Financial Impact and TDRs by Concession Type, page 99

7.   We note that both the volume of home equity troubled debt restructurings (TDRs) and the amounts charged-off as a result of these restructurings increased significantly during the period ended March 31, 2013. Please revise future filings, either here or in Management's Discussion and Analysis, as appropriate, to discuss the reasons for these increases. Specifically address why the financial impacts of these TDRs have increased from prior periods and explain how this trend impacted the provision for credit losses. Please provide us with your proposed disclosures.

Table 75: Impaired Loans, page 101

8.   We note that you have revised your disclosure for the period ended December 31, 2012 from the amounts previously reported in your December 31, 2012 Form 10-K. This revision appears to primarily relate to the disclosures of impaired loans not requiring an allowance. Please tell us and revise future filings to disclose why this revision occurred. Please indicate in your response if this change is due to a change in policy or the correction of an error or change in estimate. Please provide us with your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or Celia Soehner at (202) 551-3463 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director